Exhibit 99.1

LiNiu Technology Group Announces First Half 2017 Financial Results

Hong Kong, China – December 28, 2017 – LiNiu Technology Group (f/k/a Iao Kun Group Holding Company Limited) (“LINU” or the “Company”) (NASDAQ: LINU), which launched its electronic trading platform focused on the Chinese agricultural industry since April 2017 through Guangzhou LiNiu Network Technology Co., Ltd. (“LiNiu Network”), today announced unaudited financial results for the first half year ended June 30, 2017. All currency amounts are stated in United States dollars.

First Half 2017 Highlights

•	After the Company closed four VIP gaming rooms at the Sands Cotai Central Casino, Galaxy Macau, StarWorld and Le Royal Arc in Macau in 2016, the Company maintained minimal operations and temporarily relocated the Macau VIP gaming operation to Altira Complex, which provides remuneration at a predetermined fixed rate commission.

•	Net loss attributable to ordinary shareholders for the first half of 2017 was $5.7 million, or $0.48 net loss per share (basic and diluted), compared to net loss attributable to ordinary shareholders of $129.3 million, or $12.29 net loss per share (basic and diluted), for the six months ended June 30, 2016.

•	Non-GAAP loss attributable to ordinary shareholders, which is operating loss before amortization of intangible assets, was $5.7 million, or $0.48 net loss per share (basic and diluted), for the six months ended June 30, 2017, as compared to non-GAAP loss of $24.0 million, or $2.27 net loss per share (basic and diluted), for the six months ended June 30, 2016.

Business Developments in the First Half of 2017

•	In March 2017, the Company completed the acquisition of 51% of Jia-Heng Industrial Ltd., the holding company of LiNiu Network, an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry. The operational results of Jia-Heng and its subsidiaries, including LiNiu Network, have been consolidated in the financial statements of LINU since March 2017.

•	The Company launched the LiNiu Network, an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry in early April 2017. Since its launch, the site has more than 20,000 suppliers registered and over 100,000 products currently available through the platform. The LiNiu Network generates revenue through commissions.

“During the first half of 2017, we concentrated on launching the LiNiu Network and creating awareness for agricultural customers and suppliers to utilize our new platform,” said Mr. Wang Shun Yang, co-Chief Executive Officer of the Company. “As we move into 2018, we plan to further ramp up our efforts to drive customer awareness and traffic by establishing new relationships with larger online platforms. We also plan to work more closely with our partners at Shou Guang Agriculture Logistic Park (SGALP) and People’s Insurance Company of China Limited (PICC) to make progress in improving Chinese agriculture and generate increased commissions.”

First Half 2017 Results

Net loss attributable to ordinary shareholders of $5.7 million for the six months ended June 30, 2017 improved compared to net loss of $129.3 million for the same period of 2016, primarily due to the following factors:

-	a significant decrease in commissions to junket agents as a result of minimal revenue in the gaming operation in the first half of 2017;
-	a significant decrease in amortization of intangible assets ($8.1 million) due to the full impairment of intangible assets ($97.3 million) in the prior-year period; and
-	the lower selling, general and administrative expenses for the six months ended June 30, 2017 primarily due to no longer paying management fees to Pak Si and lower salaries as a result of the closure of four VIP rooms in 2016.

On December 12, 2016, the first civil court of the Macao Special Administrative Region Court of First Instance publicly announced that Sang Heng and Sang Lung were summoned by such court to respond to a request for bankruptcy filed by Galaxy Casino in connection with its desire to liquidate Sang Heng and Sang Lung. The outstanding balance for Sang Heng and Seng Lung as of June 30, 2017 was HKD312 million (approximately $41 million) and is included in lines of credit payable in the Consolidated Balance Sheet. The lines of credit for Sang Heng and Sang Lung are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam. Additionally, as a result of the default, the Company is subject to monthly interest of 1.5% and potential losses and expenses caused by the default.

On March 13, 2017, the court ruled in favor of Sang Heng (the defendant) in the case. However, on the same day, the court ruled in favor of the plaintiff in the Sang Lung case. The Company’s management, upon receipt of further legal advice, filed an appeal to the Macau First Instance Court in the Sang Lung case. Currently, the bankruptcy process has been stopped in the stage of liquidation. The appeal is still in process and there has been no outcome as of today. However, if the appeal is not successful, the plaintiff may claim the relevant credits against the debtors of Sang Lung which may equal the entire default of lines of credit in the amount of approximately $26.9 million (HKD 203.8 million).

Effective August 29, 2017, the Company adopted a one-for-six reverse share split. The reverse share split reduced the number of outstanding ordinary shares from approximately 74.9 million to approximately 12.5 million.

On September 13, 2017, the Company received a letter from NASDAQ noting the Company has regained compliance with Listing Rule 5550(a)(2), which requires the Company to maintain a minimum closing bid price of $1.00 per share. NASDAQ staff made the determination after LINU’s bid price closed above $1.00 per share for the prior 10 consecutive business days. Accordingly, NASDAQ will continue to list LINU’s securities on The NASDAQ Capital Market and considers the matter closed.

About LiNiu Technology Group

LiNiu Technology Group (NASDAQ: LINU) recently launched the LiNiu Network, a Business to Customer (“B2C”), Customer to Customer (“C2C”) and Online to Offline (“O2O”) electronic trading platform focused on the Chinese agricultural industry. The Company also currently participates in the promotion of VIP gaming at the Altira Macau. For more information on the LiNiu Network, please visit www.liniuyang.com.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that could cause actual results to differ materially from management’s current expectations include but not limited to those risks and uncertainties relating to future business development; ability to maintain the reputation and brand; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in the Company’s Annual Report on Form 20-F filed in April 2017, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

LINIU TECHNOLOGY GROUP

(f/k/a IAO KUN GROUP HOLDING COMPANY LIMITED)
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

(unaudited)

	For the six months ended June 30, 2017	For the six months ended June 30, 2016
Revenue from VIP Gaming Operations	$1,410	$28,500,970
Revenue from Trading Platform	43	-
Total Revenues	1,453	28,500,970

Expenses
- Commission to Junket Agents	1,464	22,760,102
- Selling, General and Administrative Expenses	5,899,274	7,973,559
- Special Rolling Tax	-	205,836
- Amortization of Intangible Assets	-	8,136,369
- Impairment of Intangible Assets	-	97,279,517
- Gain on Settlement of Line of Credit Payable	(694,071)	-
- Bad Debts – Other Assets	997,617	-
- Restructuring Charges	97,900	-
- Bad Debts Recovery – Marker Receivable	(190,398)	21,461,434

Total Expenses	6,111,786	157,816,817
Operating Loss	(6,110,333)	(129,315,847)
Non-Controlling Interest	408,173	-
Net Loss Attributable to Ordinary Shareholders	(5,702,160)	(129,315,847)

Other Comprehensive Loss
Foreign Currency
- Translation Adjustment	(133,443)	(374,176)
Total Comprehensive Loss	$(5,835,903)	$(129,690,023)

Net Loss Per Share*
Basic	$(0.48)	$(12.29)
Diluted	$(0.48)	$(12.29)
Weighted Average Shares Outstanding*
Basic	11,938,211	10,519,456
Diluted	11,938,211	10,519,456

* all shares and per share information has been retroactively adjusted to reflect one-for-six reverse share split.

LINIU TECHNOLOGY GROUP
(f/k/a IAO KUN GROUP HOLDING COMPANY LIMITED)

CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December 31, 2016
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$128,244	$73,305
Accounts Receivable, Net	-	669,767
Prepaid Expenses and Other Assets	517,445	1,832,965
Total Current Assets	645,689	2,576,037

Markers Receivable (net of allowance for doubtful accounts of $87,274,369 and $100,198,392 at June 30, 2017 and December 31, 2016, respectively)	53,688,556	74,765,307

Goodwill	134,371,460	-
Property and Equipment (net of accumulated depreciation of $41,916 and $185,604 at June 30, 2017 and December 31, 2016, respectively)	206,769	135,920
TOTAL ASSETS	$188,912,474	$77,477,264

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$41,661,075	$45,417,314
Accrued Expenses	10,263,562	3,621,743
Bao Li Gaming Acquisition-Purchase Price Obligation	-	14,228,500
Loan Payable – related parties	4,021,180	12,078,017
Total Current Liabilities	55,945,817	75,345,574

LONG-TERM LIABILITIES
Jia-Heng Acquisition – contingent payable, net of current portion	63,050,948	-

Total Liabilities	118,996,765	75,345,574

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0006* par value Authorized 83,333,333* shares; 12,491,789* and 10,411,122* issued and outstanding at June 30, 2017 and December 31, 2016, respectively.	7,493	6,245
Additional Paid-in Capital	143,286,797	133,436,640
Accumulated Deficit	(137,323,355)	(131,621,195)
Accumulated Other Comprehensive Income	198,306	310,000
Total Ordinary Shareholders’ Equity	6,169,241	2,131,690
Non-Controlling Interest	63,746,468	-
Total Shareholders’ Equity	69,915,709	2,131,690
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$188,912,474	$77,477,264

* all shares and per share information has been retroactively adjusted to reflect one-for-six reverse share split.

Cash flow information (in thousands) (unaudited)

	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016

Net cash (used in) provided by operating activities	$(401)	$1,421
Net cash from investing activities	2	2
Net cash provided by financing activities	455	1,184
Net increase in cash and cash equivalents	$56	$2,607

Non-GAAP Financial Measures

The Company’s calculation of Non-GAAP income (operating income before amortization of intangible assets and impairment of intangible assets) and Non-GAAP EPS differs from EPS based on net income because it does not include amortization of intangible assets and impairment of intangible assets. The Company uses this information internally in evaluating its operations and believes this information is important to investors because it provides users of the Company’s financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.  The following is a reconciliation of the Company’s net income to Non-GAAP income and GAAP EPS to its Non-GAAP EPS:

	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016

Net loss attributable to ordinary shareholders	$(5,702,160)	$(129,315,847)

Amortization of intangible assets	-	8,136,369

Impairment of intangible assets	-	97,279,517

Non-GAAP loss attributable to ordinary shareholders (before amortization of intangible assets and impairment of intangible assets)	$(5,702,160)	$(23,899,961)

Weighted Average Shares Outstanding

Basic	11,938,211	10,519,456
Diluted	11,938,211	10,519,456

	For the Six Months Ended June 30, 2017		For the Six Months Ended June 30, 2016
	Basic	Fully Diluted	Basic	Fully Diluted

Net loss per share attributable to ordinary shareholders	$(0.48)	$(0.48)	$(12.29)	$(12.29)

Amortization of intangible assets	-	-	0.77	0.77

Impairment of intangible assets	-	-	9.25	9.25

Non-GAAP Loss per share attributable to ordinary shareholders (before amortization of intangible assets and impairment of intangible assets)	$(0.48)	$(0.48)	$(2.27)	$(2.27)

Contact:

LiNiu Technology Group
Ryan Yip, +852 2111 9220
ryany@liniuyang.com